May 19, 2008

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Union Pacific Corporation

Form 10-K for the Year Ended December 31, 2007

File No. 001-06075

Dear Mr. Fay:

Union Pacific Corporation (the Company) respectfully submits the following information and comments in response to your comment letter dated April 28, 2008, regarding the Company’s letter dated April 1, 2008.

As previously disclosed in the Critical Accounting Policies in our 2007 Annual Report on Form 10-K, our operations are highly capital intensive. Properties are carried at cost, and we follow the group method of depreciation. In addition to Securities and Exchange Commission (SEC) accounting and reporting requirements, we are also regulated by the Surface Transportation Board (STB) of the U.S. Department of Transportation. The STB provides additional guidance on railroad property accounting. The STB requires us to utilize the group depreciation method for depreciating the cost of properties, which is in conformity with accounting principles generally accepted in the United States (GAAP). We capitalize assets using unit of property definitions that are prescribed by the STB, with the exception of track assets. The STB approves units of property for track assets for each individual railroad. We believe the STB units of property are in accordance with GAAP.

Our large base of homogeneous, network-type assets turns over on a continuous basis. The group method of depreciation treats each asset class as a pool of resources, not as singular items. Under group depreciation, all items with similar physical characteristics, use, and expected life are grouped together in a single asset class. Gains or losses on the retirement of individual assets are not recognized, but are added or subtracted to the accumulated depreciation, which is kept for all the assets in the particular group. Furthermore, the group method of depreciation assumes assets are fully depreciated at the time they are retired or replaced.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

We compute depreciation principally on the straight-line method based on estimated service lives of depreciable property. We calculate service lives using Company-specific retirement data. Under group depreciation, not all of the individual assets in the group are retired at the same time. Instead, only a portion of the original group may be retired during any year of service. If the portion of the original group that survives is traced until the last asset of the group is retired, a pattern emerges in the shape of a curve called a survivor curve. Since a survivor curve represents actual lives of all the assets in the group, an average service life of the group can be readily calculated.

We perform and submit depreciation rate studies to the STB at least every three years for equipment and every six years for road property (i.e., rail and other track material, ties, and ballast). These rate studies, as reviewed and approved by the STB, determine the adequacy of our depreciation expense and accumulated depreciation. These studies are used to develop our approved group depreciation rates by asset class. A separate composite annual percentage rate is developed for each depreciable property group, based on the results of our internal depreciation studies. Depreciating fixed assets distributes the costs of fixed assets to the periods during which the related assets are expected to provide benefits, which is consistent with GAAP.

In determining our accounting policy for fixed assets, we considered FASB Concept Statement 6, Elements of Financial Statements, which provides the following definition of an asset:

Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Concept Statement 6 also provides three essential characteristics of an asset:

•	It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to combine directly or indirectly to future net cash in flows.

•	A particular entity can obtain the benefit and control others’ access to it.

•	The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

When we purchase an asset, we capitalize all costs necessary to make the asset ready for its intended use. However, many of our assets are self-constructed. A large portion of our capital expenditures is for track structure expansion (capacity projects) and replacement (program projects), which is typically performed by our employees. With our capital intensive nature, certain overhead functions support the capital work. These costs are allocated using appropriate statistical bases, which are consistent with GAAP.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Costs that are directly attributable or overhead costs that relate directly to capital projects are capitalized. The STB also provides guidance on the capitalization of indirect costs related to self-constructed assets. General and administrative expenditures are expensed as incurred, as they do not provide future benefit. Normal repairs and maintenance are also expensed as incurred, while costs incurred that extend the life, improve the safety of our operations or improve operating efficiency are capitalized. If an expenditure extends the life of our rail network, improves safety or operating efficiency, then our ability to generate cash flow is directly affected and the expenditure qualifies as an asset under Concept Statement 6 mentioned above.

We believe that our current practices, as followed by the rail industry, conform to GAAP.

We have addressed each comment below. For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter dated April 28, 2008, and follow with our responses.

Prior Comment Five

1.	Please briefly describe for us your track maintenance program and quantify for us the amount of repairs and maintenance that were expensed as incurred for the prior two fiscal years. In addition, quantify for us the amount of internal payroll and payroll related costs that were capitalized as part of property for each of the prior two fiscal years.

Response:

Routine track maintenance, which is recorded as operating expense, includes but is not limited to: (1) spot tie replacement; (2) broken rail replacement; (3) replacement of less than 1,320 linear feet of rail; (4) track inspection; (5) detection of rail defects and minor corrections; (6) centralized Engineering support for detection of track defects; and (7) other general maintenance of track structure. Routine track maintenance is expensed as incurred because it does not extend the useful life or meet our unit of property definitions. Operating expenses associated with routine track maintenance totaled $376 million and $345 million for the years ended December 31, 2007 and 2006, respectively.

The amount of internal payroll and payroll-related costs that were capitalized as part of property totaled $564 million and $537 million for the years ended December 31, 2007 and 2006, respectively.

2.

We note that you capitalize internal payroll costs when the costs are associated with a “qualifying capital project.” Please tell us whether personnel whose payroll costs you capitalize are associated with both qualifying and non-qualifying capital projects. If

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

personnel are associated with both types of capital projects, explain to us how you allocate the underlying cost to the two types of capital projects. With regard to personnel who are associated solely with qualifying capital projects, explain to us how you allocate the underlying cost between qualifying capital projects and general administrative costs.

Response:

We do not have “non-qualifying” capital projects. Projects either qualify for capitalization as previously discussed, or are charged to operating expense when incurred. If a project qualifies for capitalization, the portion of payroll costs (i.e., compensation and benefits) directly associated with the project is capitalized.

We capitalize payroll costs for personnel directly associated with capital projects based primarily upon daily time reporting. The labor and associated benefits portion of time directly associated with capital projects is capitalized while the remainder is expensed. The payroll costs of project supervisors are allocated between capital and operating expense based on daily time reporting of their subordinates, which is an appropriate statistical basis consistent with GAAP. General and administrative costs are expensed as incurred.

3.	Please describe for us the indirect payroll costs that you capitalize in connection with a “qualifying capital project” and explain to us how you determined that it is appropriate to capitalize these costs. As part of your response, identify any authoritative accounting literature that you considered. Please tell us what, if any, consideration you have given, by analogy, to paragraph 41 of SOP 93-7 and paragraph 31 of SOP 98-1. We note that both of these paragraphs include guidance that is specifically designed toward the capitalization of internal payroll and payroll related costs and that both utilize the following three prong test to determine whether it is appropriate to capitalize payroll and payroll-related costs:

a.	an employee must be directly associated with a project;

b.	an employee must devote time to a project; and

c.	the time must be spent directly on the project.

In addition, both paragraph 41 of SOP 93-7 and paragraph 31 of SOP 98-1 also prohibit the capitalization of general and administrative and overhead costs.

Response:

By analogy, we follow the guidance on capitalization of payroll and payroll-related costs provided in SOP 98-1 and SOP 93-7. We capitalize payroll-related costs for personnel who are directly involved in, devote time to, and spend time directly on capital projects. These payroll-

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

related costs include health and welfare costs (e.g., medical, dental, vision, and life insurance), railroad retirement taxes, vacation and holiday pay, and sick pay. In addition, we capitalize approximately $10 million annually of payroll costs for employees who provide materials management, crew dispatching, timekeeping, and other services as part of our capital programs. Payroll costs incurred by these employees are allocated to capital projects because these employees devote time directly to the capital projects. These allocated costs are incurred solely because of the capital projects. If there were no capital projects, we would reduce the number of employees as well as the corresponding expenditures.

Paragraph 80 of SOP 98-1 suggests that all overhead costs should be expensed for software because costs of accumulating and assigning overhead to software projects would generally exceed the benefits derived from a “full costing” accounting approach. However, SOP 98-1 recognizes that the costs of “some activities, such as allocated overhead, may be part of the overall cost of the assets.” In addition, Accounting Research Manager states that, “Full overhead costs (direct and indirect) should be capitalized when construction is a continuous activity.” We self-construct over $1 billion of assets each year. We believe it is appropriate to capitalize indirect costs given the significance of our self-constructed assets, the ongoing nature of our capital programs, and the clear relationship between the overhead costs and capital projects.

Indirect costs that we allocate to capital projects include items such as leased vehicles, diesel fuel consumed to transport material to project sites, costs of roadway equipment used on track replacement projects, etc. We allocate these types of costs between capital projects and operating expenses based on appropriate statistical bases. Paragraph 7 of FAS 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that:

Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project. Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the projects relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense as incurred.

By way of analogy, the indirect costs that we have allocated to capital projects follow the guidance in FAS 67 Paragraph 7 because the costs relate to several projects and are allocated based on percentage of usage on capital projects. In addition, STB rules on capitalization of self-constructed assets require us to capitalize these indirect costs, which also conform to GAAP. Furthermore, we expense general and administrative expenses as incurred.

4.

Please explain to us the circumstances when you might (i) replace rail alone without the replacement of ties, (ii) replace ties alone without the replacement of rail, (iii) replace both the rail and ties together, and (iv) replace solely a single rail of a track. As part of

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

your response, (i) describe for us and discuss the frequency that these circumstances occur and (ii) highlight and discuss the circumstances in which the replacements are scheduled ahead of time. (For example, the replacement of a specific rail or tie is scheduled at the beginning of a particular year due to the item’s age.)

Response:

The circumstances under which we replace rail and ties depend upon whether the replacement is performed during routine track maintenance (charged to operating expense when incurred) or as part of a rail or tie replacement program (capital project). During routine track maintenance, as defined in response to Comment 1, we may replace rail alone without the replacement of ties, replace ties alone without the replacement of rail, replace both rail and ties together, or replace a single rail of track. In all of these instances, the scope of the maintenance work is limited (e.g., replacement of broken rail, which generally involves replacing 39-foot sections of rail, or replacement of a small number of bad ties).

Our rail or tie replacement capital programs involve only rail or only ties, except for concrete tie programs in which both rail and ties are replaced. Capital rail replacement is performed on the basis of established criteria that include (1) defects per mile and rail condition as measured by electronic detection equipment and (2) accumulated tonnage (rail has a life based on millions of gross tons transported over the rail). Replacement of rail in curves can include replacement of either the high or low side of the rail in the curve or both. Curve rail replacement is also based on defect ratios and rail condition data. When rail or ties are replaced as part of a capital program the old rail and ties are retired. These retirements are factored into average services lives used to calculate group depreciation rates.

Rail replacement projects are prioritized and scheduled based on (1) defects per mile and rail condition, (2) route criticality to railroad operations, and (3) climate and time of year. The schedule for the coming year is normally developed in the fall; however, the schedule may be altered if (1) defects become more severe, (2) the fluidity of a route is compromised due to defects, or (3) deterioration in the rail condition impacts safe operation of the railroad.

During 2006 and 2007, approximately 75% of the rail replacements represented upgrades to rail of higher quality and strength. For example, on our coal routes and critical corridors, standard strength rail is being replaced with head hardened 141 lb. rail. The quality of this rail is much better than the rail being replaced, and because the rail is head hardened and of a heavier weight, it has a longer life despite carrying heavier trains. In addition, as part of our rail replacement programs, we are upgrading the tie plates used to attach the rail to the ties, which provides greater stability to the rail.

Tie replacement is also performed based on established criteria wherein all ties in a given area are rated and those not meeting the standards are replaced as part of the tie replacement

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

capital program. Tie replacement projects are prioritized according to (1) track condition as evidenced by defects per mile and the presence of slow orders, (2) route criticality to railroad operations, and (3) impact on network velocity. Please see our response to Comment 6 for a more detailed description of our tie replacement program.

5.	Please also describe for us and discuss the length of rail that is both typically and atypically replaced and the reasons the length may vary. For example, is there a particular length (or lengths) of continuous section of rail that is most frequently replaced? As another example, is there a minimum section of rail that is replaced?

Response:

The length of rail replaced depends upon whether the replacement is part of routine track maintenance (charged to operating expense when incurred) or part of a rail replacement program (capital project). With respect to routine track maintenance, as described in response to Comment 1, replacement of broken rail, which generally involves replacing 39-foot sections of rail, is typical. Routine maintenance could also involve replacement of up to 1,320 linear feet ( 1/ 4 mile) of rail; however, this is atypical.

The length of rail replaced as part of a capital program is driven by an analysis of the use of, and operational requirements for, rail, in addition to defects per mile, which are identified by sophisticated rail inspection equipment. We have two types of rail replacement programs: (1) tangent rail (i.e., a straight section of track) and (2) curves. Our unit of property for capitalization of tangent rail is one quarter mile in length because sections of continuously welded rail come in  1/4 mile lengths. Our tangent rail projects vary in length, with five miles and longer being typical and shorter lengths being atypical.

We have separate programs for curve rail because this rail has a shorter life due to stress. Specifically, there is more friction on curve rail causing the rail surface to become uneven. This is exacerbated by the degree of the curve (i.e., the more severe the degree of incline the shorter the rail life). Curve rail replacement projects can vary in length due to the length of the curve. Curve rail will be long enough to cover the entire length of the curve being replaced. We factor the shorter service life of curve rail into our average service lives, which determine group depreciation rates for rail.

6.	In addition, please describe for us and discuss the number of ties that are both typically and atypically replaced and the reasons the number may vary. As part of your response, tell us the circumstances when you replace consecutive ties rather than specifically identified ties within a section of rail. In addition, describe to us any circumstances when you have replaced concrete ties with concrete ties.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

The number of ties that are replaced depends on whether the replacement is part of routine track maintenance (charged to operating expense when incurred) or part of a tie replacement program (capital project). With respect to routine track maintenance, replacement of ties typically involves small numbers of bad ties that require immediate attention. Replacement of more than 100 ties per mile would be atypical for routine track maintenance.

Tie replacement capital projects are prioritized according to (1) track condition as evidenced by defects per mile and the presence of slow orders, (2) route criticality to railroad operations, and (3) impact on network velocity. We focus on removing slow orders on our critical routes and routes with heavy tonnage, which in turn increases system velocity and improves the overall safety of the railroad. Slow orders require railroads to operate at reduced speeds to lessen the probability of derailments or other incidents. Slow orders are required when track does not meet Federal Railroad Administration (FRA) track safety standards, principally due to the number of defects in ties or the track surface. At any point in time, about 5% of our critical routes and routes with heavy tonnage have slow orders. (See our response to Comment 7 for additional details on the impact of slow orders on the operation of the railroad.)

Once it is determined which routes have the largest impact on network fluidity, a determination is made with regard to upgrading from wood ties to concrete. The following paragraph discusses our concrete tie programs. If a tie replacement capital project involves the replacement of wood ties with wood ties, then the tie rating process is performed to identify ties to be replaced prior to development of project plans that optimize rail operations. The tie rating process assigns a rating from 1 to 4 to each tie, with 1 being excellent and 4 being bad. Basic criteria for replacement include all ties rated as bad, ties on curves because they are more likely to fail, and every consecutive tie unless every 5th tie is rated as either good or excellent. Each tie meeting the replacement criteria is then physically marked for replacement by tie gangs (work groups). The 2007 wood tie replacement program averaged 1,118 ties per mile and covered a total of 3,176 miles. The number of ties replaced per mile was driven by tie condition and ranged from 750 to 1,700.

With regard to concrete tie programs, certain critical routes and routes with heavy tonnage have been identified for conversion from wood ties to concrete ties. Project priorities are defined according to both the rail and tie replacement guidelines because both rail and ties are replaced as part of concrete tie programs. Concrete tie programs are capitalized because concrete ties have an appreciably longer useful life than wood ties. In addition, concrete ties have fewer defects than wood ties, resulting in improved safety and operating efficiency. With respect to replacement of concrete ties with concrete ties, the only circumstances in which this occurs are when ties are severely damaged or destroyed by a derailment or a foreign object, or instances of

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

premature failure due to manufacturing or other defects. These situations occur infrequently and account for an insignificant number of tie replacements.

7.	Please separately explain to us and provide a detailed quantitative analysis to support your determination that (i) the replacement of one quarter of a mile of continuous rail and (ii) the replacement of more than 250 cross ties per mile, both appreciably “extend the useful life and improve safety and operating efficiency” of an asset in order to qualify for capitalization.

It is not clear how these expenditures appreciably extend the useful life and improve safety and operating efficiency of an asset in order to qualify for capitalization. We note, for instance, that one quarter of a mile of rail is not significant when compared to your 32,205 route miles and 50,900 total miles of track. Similarly, 250 cross ties is not significant to the total number of cross ties that support your operations. (Even on a smaller scale, it is our understanding that 250 ties are less than 10% of the number of ties included within one mile of track.)

As part of your analysis, please provide quantitative and other descriptive information (e.g., train speed) of (i) the specific section of track that will undergo work, both before and after the actual work (i.e., the replacement of its rail or ties), and (ii) the surrounding sections of the track that will undergo work, both before and after the actual work. In other words, we would like to see how a large continuous section of track is impacted by a small section that is in need of repair, and then how a large continuous section of track is benefited by the repair of the small section.

Response:

Our units of property for rail and ties were developed in 1983 when the Interstate Commerce Commission (ICC), predecessor to the STB, ordered the railroad industry to convert from retirement-replacement-betterment accounting to depreciation accounting for track structure. Since we established our units of property for track assets in 1983, our route miles have decreased 33% while our revenue ton miles (measures freight volume) have increased 140%, which makes each  1/4 mile of track even more critical.

As discussed in our response to Comment 6, elimination and prevention of slow orders are key priorities of our capital programs. The FRA has established requirements for each class of track, and our personnel inspect the track structure frequently for compliance with those requirements. Slow orders are put into effect when the track structure does not meet FRA standards. A slow order is a reduction in the train speed limit over a section of track. Typically, we have in excess of 1,000 slow orders covering 1,500 to 2,000 miles of track on our network.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Because of the interconnected nature of a rail network, a slow order on a relatively short segment of track in one area creates a ripple effect that can affect the entire rail network or entire route and compromise asset utilization until the slow order is removed. For example, a slow order on a small segment of track on our Kearney, Nebraska Subdivision (the most heavily used track in our network) may impact up to 139 trains each day. The situation is somewhat analogous to a superhighway, on which the speed limit is significantly reduced at a specific location and traffic backs up as it approaches the location from both directions. A slow order requires us to operate at reduced speeds and may lead to trains not reaching their next crew change points before crews reach their federally-mandated hours-of-service limits. If this happens, a train must stop and a second crew must be put on the train (regardless of where the train might be). A recrew event adversely impacts velocity of the trains around it and may result in recrews to some of those trains, and so on. If we had no slow orders on our network, our average train speed would increase by about one mile per hour. A one mile per hour increase in velocity would eliminate our need for 200 to 250 locomotives, 100 to 200 train crew employees, and about 5,000 freight cars, and would increase our network capacity.

One-quarter mile of rail and 250 ties continue to be appropriate minimum units of property because they increase the operating efficiency of our network (through the elimination of slow orders), improve safety by eliminating defects in rail and ties, and have a substantial cost. With regard to asset cost, our current cost of  1/4 mile of rail is $120,000 and the cost of 250 wood ties is $26,500.

8.	Please clarify for us whether the “bridges” you include with other related costs are solely for the construction of new bridges. If it does not relate to the construction of new bridges, describe for us the costs that are incurred and explain to us how you determine which costs are appropriate to capitalize.

Response:

We capitalize the cost of new bridges constructed as part of capacity projects. The bridges included with other related costs represent full replacements of existing bridges and replacements of bridge superstructures (support the bridge decks) and entire bridge decks (involves replacing the track structure on the bridge and adding foot and hand rails). The amount capitalized in 2007 for bridge replacements totaled $117 million, which included (1) $58 million for the full replacement of 61 bridges; (2) $18 million (recorded as construction in progress at December 31, 2007) for a new structure at Boone, Iowa that was in the second year of construction; (3) $29 million for the replacement of bridge superstructures; and (4) $12 million for entire deck replacements. It is appropriate to capitalize the costs of replacing superstructures and entire decks because they significantly extend the useful lives of the bridges, reduce the risk of derailments, and improve operations by enabling higher train speeds, and because the old assets are retired. Furthermore, bridge superstructures and entire decks are defined as units of

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

property by the STB, and we are required to capitalize the costs of these items for STB reporting, which also conforms with GAAP.

Routine bridge maintenance is treated as operating expense when incurred. Bridge maintenance expenses were $65 million and $61 million for the years ended December 31, 2007 and 2006, respectively.

9.	Similarly, please describe for us the types of costs that are incurred for “signals” and explain to us why it is appropriate to capitalize these costs. It is not clear why the costs that relate to signals are “substantial expenditures that increase the capacity, improve the safety or efficiency, or extend the useful life of an asset,” rather than the routine replacement of minor parts. As part of your response, please clarify for us whether the amount capitalized for signals includes internal payroll costs.

Response:

New signals are capitalized when they replace signals that have reached the end of their useful lives, enhance technology or improve safety. Capitalized costs include labor directly incurred to install signals. Routine maintenance and replacement of minor parts is expensed as incurred and totaled $107 million and $101 million for the years ended December 31, 2007 and 2006, respectively.

For the year ended December 31, 2007, we capitalized $65 million for signal replacements and upgrades (includes labor and labor-related costs associated with the projects). The major signal projects were:

•

Installation of electronic coded track circuits and code communication with our centralized dispatching center ($28 million). Improved technology allows us to eliminate pole lines in selected locations, thereby improving the communication of data and information between locations on our system.

•	Upgrades to the crossing warning devices at selected public crossings ($8 million). Upgrades of this nature improve safety for both employees and third parties.

•	Installation of retarders that assist in controlling the speed of moving freight cars in our switching yards ($6 million). Upgrades of this nature improve safety for both employees and third parties.

•

Installation of hotbox detectors ($6 million) that provide information enabling us to identify potential freight car failures due to overheated wheels. Upgrades of this nature improve safety for both employees and third parties.

•	Acquisition of switch machines ($6 million cost) that assist in the safe movement of freight cars and locomotives from one track to another. Switch machinery is an

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

integral part of our signal system and improves safety for both employees and third parties.

•	Replacement of obsolete signal-related systems and other communications devices that support the signal and crossing warning systems. These replacements improve safety and velocity.

10.	Please (i) identify all the circumstances in which you perform track surfacing, (ii) explain to us how you determined it is appropriate to capitalize costs associated with track surfacing, and (iii) tell us the period over which you depreciate the costs related to track surfacing and explain to us how you determined this period is appropriate. In addition, clarify for us whether any of the identified circumstances of track surfacing can occur in close proximity of each other with regard to a specific section of track.

Response:

Track surfacing encompasses two types of projects: (1) undercutting and (2) track lining. Undercutting projects involve the complete replacement of the ballast substructure (i.e., existing ballast is taken off the track and replaced with new ballast). Ballast is the rock on the track structure that provides stability for the rail and ties, which is necessary to prevent the track from shifting with moving trains. There are various types of ballast that are used depending on the type of track (e.g., mainline, yard, branch line) as well as the required drainage and support for the grade of the underlying track structure. During the year ended December 31, 2007, we capitalized $48 million for undercutting 311 miles of track.

Track lining projects involve the addition of ballast to existing structure to comply with FRA track standards for the applicable operating class of track. During the year ended December 31, 2007, we capitalized $48 million for track lining.

As part of track surfacing projects, the track and ties are realigned so that trains will operate more safely on the tracks and the rail and ties will wear evenly. We have determined that it is appropriate to capitalize track surfacing because an existing asset is retired and replaced with a new asset. Furthermore, track surfacing projects address the leading cause of slow orders on our system – uneven track conditions. If not improved, uneven track conditions increase the risk of derailments and safety concerns, and reduce the useful lives of rail and ties. Track surfacing specifically addresses these issues.

The current service life of ballast (the account in which track surfacing is recorded) was determined using the simulated programs of the Computer Assisted Depreciation and Life Analysis System (CADLAS). This system was developed by the ICC based upon the methodology developed in 1935 by Iowa State University that has become the accepted standard of industrial property retirement dispersion. The underlying theory of the CADLAS analysis is

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

the Iowa Type Survivor Curves. This methodology utilizes the retirement data of our assets to determine the probable service lives for each group of assets. Currently, ballast is depreciated over 34 years.

Individual track surfacing projects may occur in close proximity of one another. However, each individual project must meet capitalization requirements to be capitalized.

11.	We note the reference in your response to rail grinding. Please clarify whether your reference to rail grinding is that you capitalize the costs associated with the actual rail grinding or that you capitalize only rail grinding equipment without any capitalization of costs for the actual rail grinding process. If you capitalize any costs associated with the actual rail grinding process, please (i) describe for us the frequency that rail is grinded, including any non scheduled grinding, (ii) tell us the period that you depreciate the capitalized costs of rail grinding, (iii) quantify for us the life of rail both with and without grinding, and (iv) describe for us any maintenance procedures that may exist as an alternate to grinding and tell us whether you employ any of these procedures.

Response:

During the years ended December 31, 2007 and 2006, we capitalized $28 million and $26 million, respectively, for rail grinding costs. We use third-party contractors for rail grinding and all related costs are capitalized. Our rail grinding program is focused on critical routes and routes with heavy tonnage, with curve rail being ground more frequently than tangent rail because curve rail sustains much greater stress. The frequency that rail is ground varies, depending upon millions of gross tons carried over the rail, visual identification of uneven rail wear, and identification of rail defects using rail inspection equipment.

We capitalize rail grinding because it (1) extends rail life; (2) improves rail profile (reduces derailments due to uneven rail wear and wheel contact); (3) improves rail surface (reduces derailments caused by rail fatigue and cracks); and (4) improves rail shape, which promotes better riding stability. A study by Canadian Pacific Railway in conjunction with the National Research Council of Canada (published in 2005 in The Art and Science of Rail Grinding) found that average curve rail life could be extended between 110% and 255% with various grinding strategies. Studies by our Engineering Department have also found that rail grinding on a consistent and optimal basis significantly improves average curve rail life. A recently completed study on our South Morrill, Nebraska Subdivision, which handles about 36 coal trains per day, found that curve rail had a life of 350 million gross tons (MGT) if grinding was not performed, but the rail life could be extended significantly (perhaps 200% or more) with grinding. Currently, the only alternative to rail grinding is rail replacement.

Our most recent rail life study, performed for us by an international engineering consulting firm with expertise in the transportation industry, considered rail grinding as a factor

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

in determining the depreciable life of our rail (measured in MGT). The study indicates that, “The ultimate life of rail has been increasing as a result of improved rail metallurgy, rail grinding and lubrication. These factors were considered along with the analyses of historical data experienced by UP.” Because rail grinding is factored into the life of our rail, grinding costs are capitalized as part of our rail assets and the costs are depreciated over the same useful life as rail.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262, or Jim Theisen, Assistant General Counsel at (402) 544-6765, if you should have any questions or further comments.

Very truly yours,

/s/ Jeffrey P. Totusek
Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

cc:	James R. Young, Chairman, President & Chief Executive Officer, Union Pacific Corporation

Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer, Union Pacific Corporation

Union Pacific Corporation Audit Committee